 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SMACK SPORTSWEAR
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

831609201
 (CUSIP Number)

Danny Chan
Chief Executive Officer
13636 Ventura Blvd., Sherman Oaks, California 91423
(213)-296-3005
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2016
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 831609201

1.		NAME OF REPORTING PERSONS Derek Williams I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 50,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 50,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4% (1)
14.		TYPE OF REPORTING PERSON IN
(1)	Based upon 27,621,237 shares of common stock and 500,000 shares of Series A convertible preferred stock outstanding as of January 18, 2016.

 CUSIP No. 831609201

1.		NAME OF REPORTING PERSONS Danny Chan I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 51,706,084
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 51,706,084
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,706,084
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		66.6%
14.		TYPE OF REPORTING PERSON IN
(1)	Based upon 27,621,237 shares of common stock and 500,000 shares of Series A convertible preferred stock outstanding as of January 18, 2016.

CUSIP No. 831609201

 Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Smack Sportswear, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13636 Ventura Blvd., Sherman Oaks, California 91423.

Item 2. Identity and Background

(a)            This Schedule 13D is being filed by Derek Williams (“Williams”) and Danny Chan (“Chan”, and together with Williams, the “Reporting Persons” and each a “Reporting Person”), pursuant to their agreement to the joint filing of this Schedule 13D.

(b)            The Reporting Persons’ business address is 13636 Ventura Blvd., Sherman Oaks, California 91423.

(c)            Williams’ principal occupation is serving as Chief Operating Officer of the Issuer. Chan’s principal occupation is serving as Chief Executive Officer and Chief Financial Officer of the Issuer. The Issuer is an independent film company focused on film production and production related services, with an address of 13636 Ventura Blvd., Sherman Oaks, California 91423.

(d)            During the last five years, neither of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

On January 15, 2015, the Reporting Persons, constituting all of the shareholders of Almost Never Films Inc., an Indiana corporation (“ANF”), entered into a share exchange agreement (the “Share Exchange Agreement”) with the Issuer and ANF, pursuant to which each of the Reporting Persons exchanged 50,000,000 shares of common stock of ANF, representing all of the issued and outstanding shares of ANF, for 500,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”). Each share of Series A Preferred Stock is convertible into 100 shares of Common Stock. The Reporting Persons are entitled to vote on all matters submitted to the Issuer’s stockholders and are entitled to such number of votes as is equal to the number of shares of the Common Stock into which such shares of Series A Preferred Stock are convertible. As a result of the share exchange, ANF became a wholly-owned subsidiary of the Issuer and the Reporting Persons acquired a controlling interest of the Issuer.

The Certificate of Designation of the Issuer’s Series A Preferred Stock was filed with the Secretary of State of Nevada on January 15, 2016. The Certificate of Designation also provides that as long as any shares of Series A Preferred Stock are outstanding, the Issuer will not, without approval of all the holders of then outstanding shares of Series A Preferred Stock, voting as a separate class:
•            Amend any Articles of Incorporation, certificate of designation or by-laws or other constitutional documents of the Issuer that adversely affect the Series A Preferred Stock;

•            Issue any securities and reclassify any outstanding securities of the Issuer;
•            Merge or consolidate the Issuer with one or more other corporations in which the stockholders of the Issuer immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving company;
•            Liquidate or dissolve the Issuer and terminate or materially modify the Issuer’s subsidiaries;
•            Engage in acquisitions, divestments or disposals where the aggregate consideration, in one transaction or a series of related transactions, exceeds $1,000,000;
•            Materially change the nature of the business and strategic direction of the Issuer;
•            Incur any capital expenditures for any project which exceeds $1,000,000;
•            Incur any new indebtedness which exceeds $1,000,000;
•            Enter into any new related-party transactions or a series of related-party transactions within any 12-month period, contracts and arrangements which exceed $1,000,000 in consideration; and
•            Make any payments outside the ordinary course of business and any payment of dividends.

Upon the closing of the transactions contemplated by the Exchange Agreement on January 15, 2016: (i) Chan, the Chief Executive Officer of ANF, was appointed Chief Executive Officer, Chief Financial Officer and a director of the Issuer; (ii) Williams was appointed Chief Operating Officer of the Issuer and ten days after the filing and distribution of a Schedule 14f-1 Information Statement will become a director of the Issuer; and (iii) Doug Samuelson resigned as Interim Chief Executive Officer and Chief Financial Officer of the Issuer, and ten days after the filing and distribution of a Schedule 14f-1 Information Statement will automatically resign as a director of the Issuer.

Item 4. Purpose of Transaction

The purpose of the Reporting Persons entering into the Share Exchange Agreement was to acquire a controlling interest in the Issuer in order to effect a change in the direction of the business of the Issuer to an independent film company focused on film production and production related services.

As a result of the share exchange described above, the Issuer intends to amend its Articles of Incorporation to change its name from “Smack Sportswear” to “Almost Never Films Inc.” to more accurately reflect its new business and to change its OTCQB trading symbol, once approved and a new symbol is assigned by FINRA.

Other than as described above in Item 3, the Reporting Persons have no present plans or proposals that would result in any of the following:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
  (b)  An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
  (d) Any change in the  present  board of  directors  or  management  of the Company,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;
  (e) Any material change in the present capitalization or dividend policy of the Company;
  (f) Any  other  material  change  in the  Company's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Company  is a  registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;
  (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
  (h)  Causing a class of  securities  of the  Company to be  delisted  from a national  securities  exchange or to cease to be  authorized  to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of  equity  securities  of the  Company  becoming  eligible  for termination  of  registration  pursuant to Section  12(g)(4)  of the  Securities Exchange Act of 1934, as amended; or
  (j) Any action similar to any of those enumerated above.

The descriptions of the Share Exchange Agreement and the rights and preferences of the Series A Preferred Stock are qualified in their entirety by reference to the Share Exchange Agreement and the Certificate of Designation of the Issuer’s Series A Preferred Stock included as Exhibits to this Schedule 13D and are incorporated into this Schedule 13D by this reference.
Item 5. Interest in Securities of the Issuer

(a) Williams is deemed to be the beneficial owner of 50,000,000 shares of Common Stock, which represents 500,000 shares of Series A Preferred Stock, with each share of Series A Preferred Stock convertible into 100 shares of Common Stock, representing 64.4%, of the issued and outstanding Common Stock based upon 27,621,237 shares of Common Stock and 500,000 shares of Series A Preferred Stock (which are currently convertible into 50,000,000 shares of Common Stock ) outstanding as of January 18, 2016.

Chan is deemed to be the beneficial owner of 51,706,084 shares of Common Stock, which includes 500,000 shares of Series A Preferred Stock, with each share of Series A Preferred Stock convertible into 100 shares of Common Stock, representing 66.6%, of the issued and outstanding Common Stock based upon 27,621,237 shares of Common Stock and 500,000 shares of Series A Preferred Stock (which are currently convertible into 50,000,000 shares of Common Stock) outstanding as of January 18, 2016.

(b)            Williams has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 50,000,000 shares of Common Stock. Chan has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 51,706,084 shares of Common Stock.

                        (c)            Other than as described above in Item 3, during the past 60 days, the Reporting Persons affected no transactions in the Issuer’s Common Stock.

(d)            No other entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Persons.

(e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Share Exchange Agreement, dated January 13, 2016 between the Issuer, ANF and the Reporting Persons (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K (File No. 000-53049) filed on January 20, 2016).
Exhibit 99.2 Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K (File No. 000-53049) filed on January 20, 2016).
Exhibit 99.3 Joint Filing Agreement, dated February 8, 2016 between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2016

/s/Derek Williams
Derek Williams

/s/Danny Chan
Danny Chan